

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 3628

October 4, 2006

By Facsimile (213.680.6499) and U.S. Mail
David K. Robbins, Esq.
Bingham McCutchen LLP
355 South Grand Avenue, Suite 4400
Los Angeles, CA 90071

> **Re:** **Cyberonics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 27, 2006 by**
> **The Committee for Concerned Cyberonics, Inc. Shareholders**
> **File No. 000-19806**

Dear Mr. Robbins:

We have reviewed the filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. We note you refer security holders to information that you are required to provide and will be contained in the Company Proxy Statement for the 2006 Annual Meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before Cyberonics distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must

undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. In this regard, we note the following examples:

- References to management's "litany of missteps" and the Board's "errors in judgment," Letter to Stockholders;
- The Board decisions "have led to the destruction of stockholder value," page 1;
- The Board "rewards [poor management performance] with ever increasing compensation," page 4;
- The Board has "scorn for the interests of shareholders," page 7;
- Former director Ronald A. Matricaria resigned out of "frustrat[ion] by the failure of the Cyberonics Board to act independently." Page 7;
- The Board is under "undue influence of the management," page 7; and
- Cyberonics is "beset by problems arising out of actions taken by current management and overseen by the current Cyberonics Board," page 8.

3. We note your statements in the Letter to Stockholders that the Board is in need of a fresh perspective, "one that puts the interests of stockholders first," with directors who are "truly independent." We note further your statements on page 9 that the Nominees will be "committed to implementing appropriate corporate governance changes," will serve "the best interests of all shareholders," and "will not be beholden to the management of the Company." Such statements imply that the current Cyberonics Board is failing to fulfill its fiduciary duties. You must avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.

Reasons for Our Solicitation, page 4

4. We note statements throughout your materials in which you assert your belief that decisions by the Board and senior management have "led to the destruction of stockholder value," (page 1) and have masked and left unrealized the Company's true value (page 4). We note further your statements throughout that the Nominees will "rebuild," "maximiz[e]," "restore and enhance stockholder value." Please provide support for these statements and quantify any analyses performed by the participants or otherwise to support these statements. To the extent any such analyses have not been performed, so state.

Cyberonics stock has significantly underperformed…, page 4

5. Provide specific factual support for your statement that the Company's stock performance was the result of the "Board's failure to monitor and demand proper accountability of

senior management."

6. Expand to clarify why you chose the S&P SmallCap Health Care Equipment & Supplies Index as the relevant peer group. We note that the company used the S&P 500 HealthCare Equipment Index in 2005. Further, explain why performance over the last three years is the appropriate measure of performance.

7. The introduction to the graphs indicates that the charts provide data regarding cumulative total return, assuming an initial investment of $100. However, the charts appear to provide historical stock prices. Please advise or revise.

Executive officers have been rewarded …, page 5

8. The company entered into the new contract with Mr. Cummins in August 2005, prior to the significant decline in stock performance over the last year. Please expand to place the timing of the execution of the contract in more context as it related to the performance of the company's stock price.

The company has deficient corporate governance procedures, page 6

9. Supplementally provide copies of the press reports referred to in the second paragraph. Further, expand the discussion to clarify when the events occurred, including when information about the options and the investigations became known.

10. Provide specific factual support for your statement that all of the bulleted matters resulted from the Board's stock option grants or further clarify the correlation.

11. Expand the first paragraph at the top of page 7 to provide more support for your belief that the option grants show "serious disdain for the interests of stockholders" and "a lapse of judgment." While we note that the subsequent investigations and resulting inability to file SEC reports appear to have affected the stock price, clarify why granting the options demonstrated disregard for shareholder interests.

Our Nominees will work to fix the corporate governance deficiencies…, page 7

12. You must avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. In this regard, we refer you to your implication that the Company is currently governed under "the controlling thumb of an imperious chief executive."

13. Please describe in greater detail the "long overdue" corporate governance changes the Nominees hope to implement, as well as the means by which the Nominees plan to "maximize" and "restore" stockholder value.

We believe the company's credibility has been badly damaged, page 7

14. Please supplementally provide copies of the referenced Robinson Humphrey research report and the transcript of the Company's February 2006 conference calls, highlighting the referenced sections of each.

Election of Directors, page 8

15. Please disclose the names of the three Cyberonics' nominees you are seeking to replace on the Board.

16. Please expand your disclosure here to state that there is no assurance that the Company's nominees will serve if elected with any of the Nominees.

17. Provide support for your statement that the Committee's interests "are aligned with *all* stockholders" (emphasis added).

Proxy Solicitation; Expenses, page 14

18. We note that you employ various methods to solicit proxies, including mail, telephone, telegraph or email. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding. Additionally, to the extent that you plan to solicit proxies via the internet, tell us which websites you plan to utilize.

Form of Proxy

19. We note that security holders have the ability to withhold authority to vote for one or more additional Company nominees. However, it is unclear, from the form of the proxy as presented, how security holders will be able to exercise this authority should they so choose. Please revise the proxy card to clarify the procedures security holders must follow to exercise this ability.

Proxy Soliciting Materials

20. You state in your soliciting material filed pursuant to Section 14a-12 on September 28, 2006 that the Company made a number of "misleading" and "highly misleading" statements. In future soliciting or definitive additional materials, you must avoid

statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3636 or, in may absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Adé K. Heyliger
Attorney-Advisor
Office of Mergers & Acquisitions